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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       EFFECTIVE MANAGEMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                             IFS ACQUISITION, INC.
                               IFS AMERICAS, INC.
                     INDUSTRIAL & FINANCIAL SYSTEMS, IFS AB
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  282017 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  TERJE VANGBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  IFS ACQUISITION, INC. AND IFS AMERICAS, INC.
                         1900 EAST GOLF ROAD, SUITE 900
                           SCHAUMBURG, ILLINOIS 60173
                                 (847) 995-9600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                        CHRISTIAN J. HOFFMANN, III, ESQ.
                               STREICH LANG, P.A.
                            TWO NORTH CENTRAL AVENUE
                             PHOENIX, ARIZONA 85004
                                 (602) 229-5200

                           CALCULATION OF FILING FEE:

============================================================================================
           Transaction Valuation*                         Amount of Filing Fee**
--------------------------------------------------------------------------------------------
                 $29,815,857                                      $5,964
============================================================================================

*    The Transaction Valuation is calculated by multiplying
     $4.50, the per share tender offer price, by 6,625,746, the sum of (i) 4,130,986 shares of Common Stock of Effective
     Management Systems, Inc. ("EMS") outstanding and (ii)
     2,494,760 shares of Common Stock of EMS subject to outstanding options, outstanding warrants and underlying
     EMS' Series B 8% Convertible Redeemable Preferred Stock.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.   Filing Party:  Not applicable.
Form or Registration No.:  Not             Date Filed:  Not applicable.
  applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        (Continued on following page(s))
                              (Page 1 of 11 Pages)
                          Exhibit Index is on Page 12

                                 SCHEDULE 14D-1

   CUSIP NO. 282017 10 2                                 PAGE 2 OF 11 PAGES

---------------------------------------------------------------------------

  (1)      Name of reporting persons:
           Industrial & Financial Systems, IFS AB I.R.S. Identification
           No. of above person (entities only): N/A
---------------------------------------------------------------------------
  (2)      Check the appropriate box if a member of a group (see
           instructions): (a) [ ] (b) [X]
---------------------------------------------------------------------------
  (3)      SEC use only
---------------------------------------------------------------------------
  (4)      Source of funds (see instructions): 00
---------------------------------------------------------------------------
  (5)      Check box if disclosure of legal proceedings is required
           pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  (6)      Citizenship or place of organization: Sweden
---------------------------------------------------------------------------
  (7)      Aggregate amount beneficially owned by each reporting
           person: 1,670,400 shares of common stock*
---------------------------------------------------------------------------
  (8)      Check box if the aggregate amount in Row (7) excludes
           certain shares (see instructions): [ ]
---------------------------------------------------------------------------
  (9)      Percent of class represented by amount in Row (7): 40%*
---------------------------------------------------------------------------
  (10)     Type of reporting person (see instructions): CO
---------------------------------------------------------------------------

     *On September 1, 1999, IFS Acquisition, Inc. (the "Purchaser") and IFS Americas, Inc. ("Parent") entered into Stockholder Agreements (the "Stockholder Agreements") with certain shareholders (the "Selling Shareholders") of Effective Management Systems, Inc. (the "Company") pursuant to which, upon the terms set forth therein, the Selling Shareholders have agreed to validly tender (and not to withdraw), in accordance with the terms of the tender offer described in this statement (the "Offer"), 1,670,400 shares (excluding shares issuable upon the exercise of outstanding options) of common stock, $.01 par value, of the Company (the "Common Stock"), owned (beneficially or of record) by the Selling Shareholders.

     On September 1, 1999, the Purchaser, Parent and the Company also entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, upon the terms set forth therein, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of shares of Common Stock (the "Option Shares") that, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates immediately following consummation of the Offer, would constitute 90% of the shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Option Shares).

     The Stockholder Agreements and the Stock Option Agreement are described in more detail in Section 11 of the Offer to Purchase dated September 8, 1998. The Purchaser, Parent and Industrial & Financial Systems, IFS AB disclaim beneficial ownership of the shares reflected in Rows 7 and 9 of the tables above.

                                 SCHEDULE 14D-1

   CUSIP NO. 282017 10 2                                 PAGE 4 OF 11 PAGES

---------------------------------------------------------------------------

  (1)      Name of reporting persons:
           IFS Americas, Inc. I.R.S. Identification No. of above person
           (entities only):
           36-431-4355
---------------------------------------------------------------------------
  (2)      Check the appropriate box if a member of a group (see
           instructions): (a) [ ] (b) [X]
---------------------------------------------------------------------------
  (3)      SEC use only
---------------------------------------------------------------------------
  (4)      Source of funds (see instructions): AF
---------------------------------------------------------------------------
  (5)      Check box if disclosure of legal proceedings is required
           pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  (6)      Citizenship or place of organization: Delaware
---------------------------------------------------------------------------
  (7)      Aggregate amount beneficially owned by each reporting
           person: 1,670,400 shares of common stock*
---------------------------------------------------------------------------
  (8)      Check box if the aggregate amount in Row (7) excludes
           certain shares (see instructions): [ ]
---------------------------------------------------------------------------
  (9)      Percent of class represented by amount in Row (7): 40%*
---------------------------------------------------------------------------
  (10)     Type of reporting person (see instructions): CO
---------------------------------------------------------------------------

     *On September 1, 1999, IFS Acquisition, Inc. (the "Purchaser") and IFS Americas, Inc. ("Parent") entered into Stockholder Agreements (the "Stockholder Agreements") with certain shareholders (the "Selling Shareholders") of Effective Management Systems, Inc. (the "Company") pursuant to which, upon the terms set forth therein, the Selling Shareholders have agreed to validly tender (and not to withdraw), in accordance with the terms of the tender offer described in this statement (the "Offer"), 1,670,400 shares (excluding shares issuable upon the exercise of outstanding options) of common stock, $.01 par value, of the Company (the "Common Stock"), owned (beneficially or of record) by the Selling Shareholders.

     On September 1, 1999, the Purchaser, Parent and the Company also entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, upon the terms set forth therein, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of shares of Common Stock (the "Option Shares") that, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates immediately following consummation of the Offer, would constitute 90% of the shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Option Shares).

     The Stockholder Agreements and the Stock Option Agreement are described in more detail in Section 11 of the Offer to Purchase dated September 8, 1998. The Purchaser, Parent and Industrial & Financial Systems, IFS AB disclaim beneficial ownership of the shares reflected in Rows 7 and 9 of the tables above.

                                 SCHEDULE 14D-1

   CUSIP NO. 282017 10 2                                 PAGE 6 OF 11 PAGES

---------------------------------------------------------------------------

  (1)      Name of reporting persons:
           IFS Acquisition, Inc. I.R.S. Identification No. of above
           person (entities only):
           36-431-4350
---------------------------------------------------------------------------
  (2)      Check the appropriate box if a member of a group (see
           instructions): (a) [ ] (b) [X]
---------------------------------------------------------------------------
  (3)      SEC use only
---------------------------------------------------------------------------
  (4)      Source of funds (see instructions): AF
---------------------------------------------------------------------------
  (5)      Check box if disclosure of legal proceedings is required
           pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  (6)      Citizenship or place of organization: Wisconsin
---------------------------------------------------------------------------
  (7)      Aggregate amount beneficially owned by each reporting
           person: 1,670,400 shares of common stock*
---------------------------------------------------------------------------
  (8)      Check box if the aggregate amount in Row (7) excludes
           certain shares (see instructions): [ ]
---------------------------------------------------------------------------
  (9)      Percent of class represented by amount in Row (7): 40%*
---------------------------------------------------------------------------
  (10)     Type of reporting person (see instructions): CO
---------------------------------------------------------------------------

     *On September 1, 1999, IFS Acquisition, Inc. (the "Purchaser") and IFS Americas, Inc. ("Parent") entered into Stockholder Agreements (the "Stockholder Agreements") with certain shareholders (the "Selling Shareholders") of Effective Management Systems, Inc. (the "Company") pursuant to which, upon the terms set forth therein, the Selling Shareholders have agreed to validly tender (and not to withdraw), in accordance with the terms of the tender offer described in this statement (the "Offer"), 1,670,400 shares (excluding shares issuable upon the exercise of outstanding options) of common stock, $.01 par value, of the Company (the "Common Stock"), owned (beneficially or of record) by the Selling Shareholders.

     On September 1, 1999, the Purchaser, Parent and the Company also entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, upon the terms set forth therein, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of shares of Common Stock (the "Option Shares") that, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates immediately following consummation of the Offer, would constitute 90% of the shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Option Shares).

     The Stockholder Agreements and the Stock Option Agreement are described in more detail in Section 11 of the Offer to Purchase dated September 8, 1998. The Purchaser, Parent and Industrial & Financial Systems, IFS AB disclaim beneficial ownership of the shares reflected in Rows 7 and 9 of the tables above.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by IFS Acquisition, Inc., a Wisconsin corporation ("Purchaser"), and a wholly-owned subsidiary of IFS Americas, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Company Common Stock" or "Shares"), of Effective Management Systems, Inc., a Wisconsin corporation (the "Company"), for a purchase price of $4.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this
Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively. Parent is a wholly-owned subsidiary of Industrial & Financial Systems, IFS AB, a corporation organized under the laws of Sweden ("IFS AB").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Effective Management Systems, Inc., a Wisconsin corporation, which has its principal executive and operating offices at 12000 West Park Place, Milwaukee, Wisconsin 53224.

     (b) The class of equity securities being sought is all the outstanding Shares. The information set forth in the "INTRODUCTION" and Section 1 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth in the "INTRODUCTION," Section 8 and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, none of Parent, Purchaser nor IFS AB nor, to the best of knowledge of Parent, Purchaser or IFS AB, any executive officer or director of Parent, Purchaser or IFS AB has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to Federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "INTRODUCTION," Section 8,
Section 9, Section 10 and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) and (b) The information set forth in the "INTRODUCTION," Section 10,
Section 11 and Section 12 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (d) and (e) The information set forth in Section 10, Section 11, Section 12 and Section 13 of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 12 and Section 14 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "INTRODUCTION," Section 8 and
Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," Section 8, Section 9,
Section 10 and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "INTRODUCTION" and Section 17 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 7, Section 8, Section 11 and
Section 12 of the Offer to Purchase is incorporated herein by reference.

     (b), (c) and (e) The information set forth in Section 11 and Section 16 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 11, Section 12 and Section 14 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   --   Form of Offer to Purchase.
(a)(2)   --   Form of Letter of Transmittal.
(a)(3)   --   Form of Notice of Guaranteed Delivery.
(a)(4)   --   Form of Letter to Brokers, Dealers, Commercial Banks,
              Companies and Other Nominees.
(a)(5)   --   Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(6)   --   Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Joint Press Release issued by Parent and Company on
              September 1, 1999.
(a)(8)   --   Summary Advertisement, dated September 8, 1999.
(b)(1)   --   Underwriting Agreement between Industrial and Financial
              Systems, IFS AB and Alfred Berg Fondkommission AB dated
              August 30, 1999.
(c)(1)   --   Agreement and Plan of Merger among Parent, Purchaser and the
              Company dated September 1, 1999.
(c)(2)   --   Stock Option Agreement among Parent, Purchaser and the
              Company dated September 1, 1999.
(c)(3)   --   Stockholder Agreement among Parent, Purchaser and Michael D.
              Dunham dated September 1, 1999.
(c)(4)   --   Stockholder Agreement among Parent, Purchaser and Thomas M.
              Dykstra dated September 1, 1999.
(c)(5)   --   Stockholder Agreement among Parent, Purchaser and Donald W.
              Vahlsing dated September 1, 1999.
(c)(6)   --   Stockholder Agreement among Parent, Purchaser and Robert E.
              Weisenberg dated September 1, 1999.
(c)(7)   --   Power of Attorney dated August 31, 1999.
(c)(8)   --   Letter of Industrial & Financial Systems, IFS AB to
              Effective Management Systems, Inc., dated September 1, 1999, regarding funding for the Offer and the Merger.
(c)(9)   --   Letter of Michael D. Dunham to IFS Americas, Inc., dated
              August 31, 1999, regarding the purchase of shares of stock of Industrial & Financial Systems, IFS AB.
(c)(10)  --   Letter of Thomas M. Dykstra to IFS Americas, Inc., dated
              August 31, 1999, regarding the purchase of shares of stock of Industrial & Financial Systems, IFS AB.
(c)(11)  --   Non-competition Agreement of Helmut M. Adam, dated September
              1, 1999.
(c)(12)  --   Non-competition Agreement of Scott J. Mermel, dated
              September 1, 1999.
(c)(13)  --   Mutual Nondisclosure Agreement, executed on or about May 24,
              1999 by and between Effective Management Systems, Inc. and
              IFS Americas, Inc.
(d)      --   None.
(e)      --   None.
(f)      --   None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INDUSTRIAL & FINANCIAL SYSTEMS, IFS AB

                                          By: /s/ TERJE VANGBO*

                                            ------------------------------------
                                          Name: Terje Vangbo

                                              ----------------------------------
                                          Title: Area Manager, North America and
                                                 Director

                                             -----------------------------------

                                          IFS AMERICAS, INC.

                                          By: /s/ TERJE VANGBO

                                            ------------------------------------
                                          Name: Terje Vangbo

                                              ----------------------------------
                                          Title: President

                                             -----------------------------------

                                          IFS ACQUISITION, INC.

                                          By: /s/ TERJE VANGBO

                                            ------------------------------------
                                          Name: Terje Vangbo

                                              ----------------------------------
                                          Title: President

                                             -----------------------------------

Dated: September 8, 1999

* The signatory has executed this Schedule 14D-1 pursuant to a Power of Attorney filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

(a)(1)   --   Form of Offer to Purchase.
(a)(2)   --   Form of Letter of Transmittal.
(a)(3)   --   Form of Notice of Guaranteed Delivery.
(a)(4)   --   Form of Letter to Brokers, Dealers, Commercial Banks,
              Companies and Other Nominees.
(a)(5)   --   Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(6)   --   Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Joint Press Release issued by Parent and Company on
              September 1, 1999.
(a)(8)   --   Summary Advertisement, dated September 8, 1999.
(b)(1)   --   Underwriting Agreement between Industrial and Financial
              Systems, IFS AB and Alfred Berg Fondkommission AB dated
              August 30, 1999.
(c)(1)   --   Agreement and Plan of Merger among Parent, the Purchaser and the Company dated September 1, 1999.
(c)(2)   --   Stock Option Agreement among Parent, Purchaser and the
              Company dated September 1, 1999.
(c)(3)   --   Stockholder Agreement among Parent, Purchaser and Michael D.
              Dunham dated September 1, 1999.
(c)(4)   --   Stockholder Agreement among Parent, Purchaser and Thomas M.
              Dykstra dated September 1, 1999.
(c)(5)   --   Stockholder Agreement among Parent, Purchaser and Donald W.
              Vahlsing dated September 1, 1999.
(c)(6)   --   Stockholder Agreement among Parent, Purchaser and Robert E.
              Weisenberg dated September 1, 1999.
(c)(7)   --   Power of Attorney dated August 31, 1999.
(c)(8)   --   Letter of Industrial & Financial Systems, IFS AB to
              Effective Management Systems, Inc., dated September 1, 1999, regarding funding for the Offer and the Merger.
(c)(9)   --   Letter of Michael D. Dunham to IFS Americas, Inc., dated
              August 31, 1999, regarding the purchase of shares of stock of Industrial & Financial Systems, IFS AB.
(c)(10   --   Letter of Thomas M. Dykstra to IFS Americas, Inc., dated
              August 31, 1999, regarding the purchase of shares of stock of Industrial & Financial Systems, IFS AB.
(c)(11)  --   Non-competition Agreement of Helmut M. Adam, dated September
              1, 1999.
(c)(12)  --   Non-competition Agreement of Scott J. Mermel, dated
              September 1, 1999.
(c)(13)  --   Mutual Nondisclosure Agreement, executed on or about May 24,
              1999 by and between Effective Management Systems, Inc. and
              IFS Americas, Inc.
(d)      --   None.
(e)      --   None.
(f)      --   None.